Exhibit 12.1

CATCHMARK TIMBER TRUST, INC.

STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES AND

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the five years in the periods ended December 31, 2013 and for the three months ended March 31, 2014 (dollar amounts in thousands):

	Three Months Ended March 31, 2014	For the Years Ended December 31,
		2013	2012	2011	2010	2009
Calculation of earnings
Net loss	$(388)	$(13,197)	$(8,871)	$(11,945)	$(15,810)	$(19,948)
Fixed charges (see below)	468	4,790	6,133	6,590	12,920	15,635
Total—earnings (loss) before fixed charges	80	(8,407)	(2,738)	(5,355)	(2,890)	(4,313)
Fixed charges:
Interest expense	452	4,717	6,020	6,407	12,737	15,438
Imputed interest from land rent expense	16	73	113	183	183	197
Total fixed charges	468	4,790	6,133	6,590	12,920	15,635
Ratio of earnings (loss) to fixed charges	0.17	(1.76)	(0.45)	(0.81)	(0.22)	(0.28)
Deficiency	$(388)	$(13,197)	$(8,871)	$(11,945)	$(15,810)	$(19,948)
Preferred stock dividends	—	360	374	1,557	3,708	3,640
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	0.17	(1.63)	(0.42)	(0.66)	(0.17)	(0.22)
Deficiency	$(388)	$(13,557)	$(9,245)	$(13,502)	$(19,518)	$(23,588)